SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start part 4 of 5
Page 77
Capital & assets

Capital and liquidity

C1 - Capital performance
(a) Capital generation and utilisation

	6 months 2013 £m	Restated 6 months 2012 £m	Restated 12 months 2012 £m
Group operating capital generated after investment in new business	1,019	891	1,982
Interest, corporate and other costs	(271)	(321)	(677)
External dividends and appropriations, net of shares issued in lieu of dividends	(297)	(447)	(723)
Net operating capital generation after financing	451	123	582

(b) Capital required to write life new business, internal rate of return and payback period
The Group generates a significant amount of capital each year which supports both shareholder distribution and reinvestment in new business. The new business written requires up front capital investment, due to set-up costs and capital requirements.
The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ('initial capital'), plus required capital at the same level as for the calculation of the value of new business.
The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free, consistent with the long-term rate of return assumed in operating earnings.
The internal rates of return on new business written during the period are set out below:

	6 months 2013			6 months 2012			Full year 2012
Gross of non-controlling interests	Internal rate of return %	New business impact on free surplus	Payback period years	Internal rate of return %	New business impact on free surplus	Payback period years	Internal rate of return %	New business impact on free surplus	Payback period years
United Kingdom	25%	(33)	5	15%	35	7	18%	6	6
Ireland	4%	16	19	2%	16	20	2%	31	25
United Kingdom & Ireland	21%	(17)	7	13%	51	9	16%	37	8
France	12%	73	8	11%	70	8	11%	125	8
Poland	19%	14	5	22%	15	4	20%	25	4
Italy	12%	27	6	12%	27	6	12%	41	6
Spain	18%	19	4	16%	23	4	21%	35	4
Other Europe	32%	13	3	20%	24	3	22%	42	3
Europe	15%	146	6	14%	159	6	15%	268	6
Asia	14%	35	11	12%	40	11	11%	84	11
Total - excluding United States	16.3%	164	7	13.5%	250	7	14.9%	389	8
Total - United States	-	-	-	14%	199	5	17%	319	4
Total	16.3%	164	7	13.6%	449	7	15.5%	708	7

C1 - Capital performance continued

(c) Analysis of return of equity - IFRS basis
	Operating return1
6 months 2013	Before Tax £m	After tax £m	Opening shareholders' funds including non- controlling interests £m	Return on equity %
United Kingdom & Ireland life	446	364	5,646	12.9%
United Kingdom & Ireland general insurance and health	214	168	4,008	8.4%
Europe	472	323	5,860	11.0%
Canada	147	109	1,039	21.0%
Asia	37	33	825	8.0%
Fund management	42	30	225	26.7%
Corporate and Other Business2	(190)	(193)	(1,471)	n/a
Return on total capital employed (excluding United States)	1,168	834	16,132	10.3%
United States	125	102	367	55.6%
Return on total capital employed (including United States)	1,293	936	16,499	11.3%
Subordinated debt	(148)	(114)	(4,337)	5.3%
External debt	(12)	(8)	(802)	2.0%
Return on total equity	1,133	814	11,360	14.3%
Less: Non-controlling interests		(93)	(1,574)	11.8%
Direct capital instruments and fixed rate tier 1 notes		(13)	(1,382)	1.9%
Preference capital		(9)	(200)	9.0%
Return on equity shareholders' funds		699	8,204	17.0%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2 The 'Corporate and Other Business' loss before tax of £190 million comprises corporate costs of £72 million, interest on internal lending arrangements of £119 million, other business operating loss (net of investment return) of £27 million offset by finance income on the main UK pension scheme of £28 million.

	Operating return1
Full year 2012	Restated before tax £m	Restated after tax £m	Opening shareholders' funds including non- controlling interests £m	Restated return on equity %
United Kingdom & Ireland life	892	869	5,478	15.9%
United Kingdom & Ireland general insurance and health	490	370	3,903	9.5%
Europe	967	671	5,420	12.4%
Canada	277	205	1,034	19.8%
Asia	64	56	916	6.1%
Fund management	51	36	185	19.5%
Corporate and Other Business 2	(498)	(541)	(234)	n/a
Return on total capital employed (excluding Delta Lloyd and United States)	2,243	1,666	16,702	10.0%
Delta Lloyd	112	84	776	10.8%
United States	239	161	3,140	5.1%
Return on total capital employed (including Delta Lloyd and United States)	2,594	1,911	20,618	9.3%
Subordinated debt	(294)	(222)	(4,550)	4.9%
External debt	(23)	(17)	(705)	2.4%
Return on total equity	2,277	1,672	15,363	10.9%
Less: Non-controlling interest		(184)	(1,530)	12.0%
Direct capital instruments and fixed rate tier 1 notes		(55)	(990)	5.6%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,416	12,643	11.2%

1 The operating return is based upon Group adjusted operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2 The 'Corporate and Other Business' loss before tax of £498 million comprises corporate costs of £136 million, interest on internal lending arrangements of £307 million, other business operating loss (net of investment return) of £142 million offset by finance income on the main UK pension scheme of £87 million.

C1 - Capital performance continued
(d) Group capital structure

The table below shows how our capital, on both an IFRS and MCEV basis, is deployed by market and how that capital is funded.

	30 June 2013 Capital employed			31 December 2012 Capital employed
	IFRS basis £m	Internally generated AVIF £m	MCEV4 basis £m	IFRS basis £m	Internally generated AVIF £m	MCEV4 basis £m
United Kingdom & Ireland life	5,336	2,017	7,353	5,646	1,956	7,602
United Kingdom & Ireland general insurance	4,330	-	4,330	4,008	-	4,008
Europe	5,400	3,131	8,531	5,860	2,873	8,733
Canada	1,068	-	1,068	1,039	-	1,039
Asia	746	79	825	825	28	853
Fund Management	234	-	234	225	-	225
Corporate and Other Business1	(812)	12	(800)	(1,471)	13	(1,458)
Delta Lloyd	-	-	-	-	-	-
United States	523	-	523	367	-	367
Total capital employed	16,825	5,239	22,064	16,499	4,870	21,369
Financed by
Equity shareholders' funds	8,276	4,723	12,999	8,204	4,230	12,434
Non-controlling interests	1,506	516	2,022	1,574	640	2,214
Direct capital instruments and fixed rate tier 1 notes	1,382	-	1,382	1,382	-	1,382
Preference shares	200	-	200	200	-	200
Subordinated debt	4,435	-	4,435	4,337	-	4,337
External debt	1,026	-	1,026	802	-	802
Total capital employed	16,825	5,239	22,064	16,499	4,870	21,369
Less Goodwill & Other Intangibles (net of tax and non-controlling interests)2	(2,250)		(2,137)	(2,523)		(2,429)
Total tangible capital employed	14,575		19,927	13,976		18,940
Total Debt3	7,293		7,293	6,971		6,971
Tangible debt leverage	50%		37%	50%		37%

1 'Corporate' and 'other Business' includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

- Post the 2012 year end the Group took action to improve access to its dividends from the Group's insurances and asset management businesses by undertaking a corporate restructuring whereby Aviva Group Holdings (AGH) purchased the majority of the overseas businesses from Aviva Insurance Limited (AIL).

- The internal leverage through the interdivisional balance within AIL has been replaced by a formal loan between AIL and AGH with plans in place to reduce this loan by £600 million over the next three years.

- Certain subsidiaries, subject to satisfying standalone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arm's-length criteria and all interest payments are made when due.

2 Goodwill and intangibles comprise £1,504 million (FY12: £1,703 million) of goodwill in subsidiaries, £1,095 million (FY12: £1,090 million) of intangibles in subsidiaries and £75 million (FY12: £132 million) of goodwill and intangibles in joint ventures, net of deferred tax liabilities of £(203) million (FY12: £(188) million) and the non controlling interest share of intangibles of £(221) million (FY12: £(214) million). Under MCEV goodwill and intangibles have been further impaired by £113 million (FY12: £94 million) which has been reflected in the additional value of in-force long-term business in the MCEV balance sheet.

3 Total debt comprises direct capital instruments and fixed rate tier 1 notes, Aviva Plc preference share capital and core structural borrowings. In addition preference share capital of GA plc of £250 million within non-controlling interests has been included.

4 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operation at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings. At HY13 we had £16.8 billion (FY12: £16.5 billion) of total capital employed in our trading operations measured on an IFRS basis and £22.1 billion (FY12: £21.4 billion) of total capital employed on an MCEV basis.
Financial leverage, the ratio of external senior and subordinated debt to tangible capital employed, is 50% (FY12: 50%), and financial leverage under MCEV is 37% (FY12: 37%).
At HY13 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £7,499 million (FY12: £7,260 million), with a weighted average cost, post tax, of 4.6% (FY12: 4.4%). The Group Weighted Average Cost of Capital (WACC) is 6.6% (FY12: 6.3%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at HY13 was 8.1% (FY12: 7.5%) based on a risk free rate of 2.5% (FY12: 1.9%), an equity risk premium of 4.0% (FY12: 4.0%) and a market beta of 1.4 (FY12: 1.4).

C1 - Capital performance continued

(e) Equity sensitivity analysis
The sensitivity of the group's total equity, excluding Delta Lloyd and US, on an IFRS basis and MCEV basis at 30 June 2013 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

31 December 2012 £bn	IFRS basis		30 June 2013 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
11.5	Long-term savings		10.6	(0.1)	(0.4)	(0.2)
4.6	General insurance and other		5.7	(0.1)	(0.5)	0.5
(5.1)	Borrowings		(5.5)	-	-	-
11.0	Total equity		10.8	(0.2)	(0.9)	0.3
			Equities down 10%
31 December 2012 £bn	MCEV basis	30 June 2013 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
16.3	Long-term savings	15.9	(0.1)	(0.4)	(0.5)	(1.1)
4.6	General insurance and other	5.7	(0.1)	-	(0.5)	0.5
(5.1)	Borrowings	(5.5)	-	-	-	-
15.8	Total equity	16.1	(0.2)	(0.4)	(1.0)	(0.6)

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability in the main UK pension scheme by £1.6 billion (before any associated tax impact).
The 0.5% increased credit spread sensitivities for IFRS and MCEV do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The IFRS and MCEV sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

C2 - Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Prudential Regulatory Authority (PRA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.
Based on individual guidance from the PRA we recognise surpluses of the non-profit funds of our UK Life and pensions businesses which are available for transfer to shareholders. These have decreased to £nil as at 30 June 2013 (FY12: £0.4 billion) due to the transfer of surpluses to the shareholder fund at the beginning of the year.

(a) Regulatory capital - Group: European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	30 June 2013 £bn	31 December 2012 £bn
Insurance Groups Directive (IGD) capital resources	4.7	9.8	14.5	14.4
Less: capital resource requirement	(4.7)	(5.6)	(10.3)	(10.6)
Insurance Group Directive (IGD) excess solvency	-	4.2	4.2	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.8 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £0.4 billion since FY12 to £4.2 billion. On a pro forma basis the estimated IGD solvency surplus at 30 June 2013 is £3.7 billion. The pro forma 30 June 2013 position includes the impact of the announced disposal of the Aviva US Life and Annuities business and related asset management operations classified as held for sale in the Group IFRS balance sheet.
The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2012	3.8
Operating profits net of other income and expenses	0.6
Dividends and appropriations	(0.3)
Market movements including foreign exchange1	(0.2)
Pension scheme funding	(0.1)
Disposals	0.6
Other regulatory adjustments	(0.2)
Estimated IGD solvency surplus at 30 June 2013	4.2

1 Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

(b) Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: New With-Profit Sub Fund (NWPSF), Old With-Profit Sub Fund (OWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the Group's IFRS balance sheet at 30 June 2013 and 31 December 2012.

						30 June 2013	31 December 2012
	Estimated realistic assets £bn	Estimated realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Capital support arrange- ment3 £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	16.6	(16.6)	-	0.7	(0.3)	0.4	0.3
OWPSF	2.8	(2.5)	0.3	-	(0.1)	0.2	0.2
WPSF4	17.4	(15.4)	2.0	-	(0.3)	1.7	1.3
Aggregate	36.8	(34.5)	2.3	0.7	(0.7)	2.3	1.8

1 These realistic liabilities include the shareholders' share of future bonuses of £0.3 billion (FY12: £0.3 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £34.2 billion (FY12: £36.0 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.6 billion, £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively (FY12: £1.8 billion, £0.3 billion and £3.5 billion for NWPSF, OWPSF and WPSF respectively).

2 Estimated realistic inherited estate at FY12 was £nil, £0.3billion and £1.8 billion for NWPSF, OWPSF and WPSF respectively.
3 The support arrangement represents the reattributed estate (RIEESA) of £0.7 billion at 30 June 2013 (FY12: £0.7 billion).
4 The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and realistic liabilities of £1.6 billion and therefore does not contribute to the realistic inherited estate.

C2 - Regulatory capital continued

(c) Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:

	30 June 2013%	31 December 2012%
Equity	23%	23%
Property	13%	16%
Fixed interest	48%	51%
Other	16%	10%

The equity backing ratios, including property, supporting with-profit asset shares are 72% in NWPSF and OWPSF, and 66%
in WPSF.

C3 - IFRS Sensitivity analysis
The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in section F (note F19) of this report.

(a) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under the MCEV methodology.

(b) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
These methods extrapolate the claims development for each accident year based on the observed development of earlier years.
In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(c) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health and fund management business and other operations are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit Spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

C3 - IFRS Sensitivity analysis continued

(d) Long-term businesses

30 June 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(125)	20	(80)	20	(70)	(25)	(5)	(50)
Insurance non-participating	(135)	80	(410)	-	-	(85)	(65)	(500)
Investment participating	(80)	30	(10)	10	(20)	(10)	-	-
Investment non-participating	(55)	25	(5)	10	(15)	(15)	-	-
Assets backing life shareholders' funds	-	-	(40)	45	(45)	-	-	-
Total excluding United States	(395)	155	(545)	85	(150)	(135)	(70)	(550)
United States	1,010	(755)	555	-	-	-	-	-
Total	615	(600)	10	85	(150)	(135)	(70)	(550)
30 June 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(125)	20	(80)	20	(70)	(25)	(5)	(50)
Insurance non-participating	(135)	80	(410)	-	-	(85)	(65)	(500)
Investment participating	(80)	30	(10)	10	(20)	(10)	-	-
Investment non-participating	(55)	25	(5)	10	(15)	(15)	-	-
Assets backing life shareholders' funds	(25)	25	(45)	50	(50)	-	-	-
Total excluding United States	(420)	180	(550)	90	(155)	(135)	(70)	(550)
United States	-	-	-	-	-	-	-	-
Total	(420)	180	(550)	90	(155)	(135)	(70)	(550)

31 December 2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(160)	130	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(40)	35	(5)	10	(15)	(20)	-	-
Assets backing life shareholders' funds	10	(15)	(40)	45	(45)	-	-	-
Total excluding Delta Lloyd and United States	(290)	180	(585)	120	(165)	(130)	(50)	(520)
United States	880	(640)	495	-	-	-	-	-
Total excluding Delta Lloyd	590	(460)	(90)	120	(165)	(130)	(50)	(520)
31 December 2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(165)	125	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(45)	40	-	10	(15)	(20)	-	-
Assets backing life shareholders' funds	(5)	-	(45)	50	(50)	-	-	-
Total excluding Delta Lloyd and United States	(315)	195	(585)	125	(170)	(130)	(50)	(520)
United States	-	-	-	-	-	-	-	-
Total excluding Delta Lloyd	(315)	195	(585)	125	(170)	(130)	(50)	(520)

Changes in sensitivities between HY13 and FY12 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements (excluding the United States) relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. The mortality sensitivities also relate primarily to the UK.
In the United States, most debt securities are classified as AFS for which movements in unrealised gains or losses are taken directly to shareholders' equity. This limits the overall sensitivity of IFRS profit to interest rate and credit spread movements. Following the classification of the business as held for sale in 2012 it was remeasured to fair value less costs to sell. It has been assumed that economic movements would not materially impact the fair value less costs to sell and the impact on shareholders' equity is therefore reported as £nil. As a result, were economic movements to occur, the corresponding movements in AFS assets which would be taken directly to shareholders' equity are reversed out through profit before tax in order to maintain the remeasurement value of the US at fair value less costs to sell.

C3 - IFRS Sensitivity analysis continued
(e) General insurance and health businesses

30 June 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(280)	265	(125)	50	(50)	(70)	(150)

Net of reinsurance	(330)	320	(125)	50	(50)	(70)	(145)
30 June 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(280)	265	(125)	50	(50)	(25)	(150)

Net of reinsurance	(330)	320	(125)	50	(50)	(25)	(145)

31 December 2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	45	(50)	(120)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	45	(50)	(120)	(285)
31 December 2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	50	(50)	(25)	(285)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

(f) Fund management and other operations businesses1

30 June 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	(5)	5	30	(30)	55
30 June 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	(5)	5	30	(30)	55

31 December 2012 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10
31 December 2012 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

1 The Fund management and other operations are not shown excluding the United States as their sensitivities are immaterial to the group.

(g) Delta Lloyd
The FY12 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business.

C3 - IFRS Sensitivity analysis continued
(h) Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholders' equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Analysis of assets

D1 - Total assets
As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments. In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away any residual mis-match risk that is outside of the Group's risk appetite.

30 June 2013	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	3,095	3,095	(496)	2,599
Interests in joint ventures and associates	50	1,102	363	1,515	(13)	1,502
Property and equipment	-	206	189	395	-	395
Investment property	4,060	5,519	259	9,838	(6)	9,832
Loans	461	5,898	21,650	28,009	(3,784)	24,225
Financial investments
Debt securities	14,780	84,883	61,805	161,468	(33,079)	128,389
Equity securities	22,442	11,134	1,095	34,671	(107)	34,564
Other investments	25,578	3,557	2,280	31,415	(1,698)	29,717
Reinsurance assets	1,553	635	5,431	7,619	(712)	6,907
Deferred tax assets	-	-	247	247	(13)	234
Current tax assets	-	-	96	96	(7)	89
Receivables	549	2,414	5,404	8,367	(386)	7,981
Deferred acquisition costs and other assets	4	420	5,409	5,833	(2,416)	3,417
Prepayments and accrued income	132	1,300	1,752	3,184	(480)	2,704
Cash and cash equivalents	4,790	10,838	10,412	26,040	(965)	25,075
Additional impairment to write down the disposal group to fair value less costs to sell	-	-	(2,450)	(2,450)	2,450	-
Assets of operations classified as held for sale	-	-	-	-	41,712	41,712
Total	74,399	127,906	117,037	319,342	-	319,342
Total %	23.3%	40.1%	36.6%	100.0%	-	100.0%
FY12 restated	73,968	125,366	115,409	314,743	-	314,743
FY12 Total %	23.5%	39.8%	36.7%	100.0%	-	100.0%

As at 30 June 2013, 36.6% of Aviva's total asset base was shareholder assets, 40.1% participating assets where Aviva shareholders have partial exposure, and 23.3% policyholder assets where Aviva shareholders have no exposure. Of the total assets (excluding assets held for sale), investment property, loans and financial investments comprise £226.7 billion, compared to £223.5 billion at 31 December 2012.

D2 - Total assets - Valuation bases/fair value hierarchy

Total assets - 30 June 2013	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	3,095	-	3,095
Interests in joint ventures and associates	-	-	1,515	1,515
Property and equipment	261	134	-	395
Investment property	9,838	-	-	9,838
Loans	18,489	9,520	-	28,009
Financial investments
Debt securities	161,468	-	-	161,468
Equity securities	34,671	-	-	34,671
Other investments	31,415	-	-	31,415
Reinsurance assets	-	7,619	-	7,619
Deferred tax assets	-	-	247	247
Current tax assets	-	-	96	96
Receivables and other financial assets	-	8,367	-	8,367
Deferred acquisition costs and other assets	-	5,833	-	5,833
Prepayments and accrued income	-	3,184	-	3,184
Additional impairment to write down the disposal group to fair value less costs to sell	-	(2,450)	-	(2,450)
Cash and cash equivalents	26,040	-	-	26,040
Total	282,182	35,302	1,858	319,342
Total %	88.4%	11.0%	0.6%	100.0%
Assets of operations classified as held for sale	35,913	5,740	59	41,712
Total (excluding assets held for sale)	246,269	29,562	1,799	277,630
Total % (excluding assets held for sale)	88.8%	10.6%	0.6%	100.0%
FY12 restated	278,464	34,210	2,069	314,743
FY12 Total %	88.4%	10.9%	0.7%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

Total assets - Policyholder assets 30 June 2013	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	50	50
Property and equipment	-	-	-	-
Investment property	4,060	-	-	4,060
Loans	-	461	-	461
Financial investments
Debt securities	14,780	-	-	14,780
Equity securities	22,442	-	-	22,442
Other investments	25,578	-	-	25,578
Reinsurance assets	-	1,553	-	1,553
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	549	-	549
Deferred acquisition costs and other assets	-	4	-	4
Prepayments and accrued income	-	132	-	132
Cash and cash equivalents	4,790	-	-	4,790
Total	71,650	2,699	50	74,399
Total %	96.3%	3.6%	0.1%	100.0%
Assets of operations classified as held for sale	74	-	-	74
Total (excluding assets held for sale)	71,576	2,699	50	74,325
Total % (excluding assets held for sale)	96.3%	3.6%	0.1%	100.0%
FY12 restated	71,196	2,701	71	73,968
FY12 Total %	96.3%	3.6%	0.1%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Participating fund assets 30 June 2013	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	1,102	1,102
Property and equipment	135	71	-	206
Investment property	5,519	-	-	5,519
Loans	925	4,973	-	5,898
Financial investments
Debt securities	84,883	-	-	84,883
Equity securities	11,134	-	-	11,134
Other investments	3,557	-	-	3,557
Reinsurance assets	-	635	-	635
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,414	-	2,414
Deferred acquisition costs and other assets	-	420	-	420
Prepayments and accrued income	-	1,300	-	1,300
Cash and cash equivalents	10,838	-	-	10,838
Total	116,991	9,813	1,102	127,906
Total %	91.5%	7.7%	0.8%	100.0%
Assets of operations classified as held for sale	3,740	484	32	4,256
Total (excluding assets held for sale)	113,251	9,329	1,070	123,650
Total % (excluding assets held for sale)	91.6%	7.5%	0.9%	100.0%
FY12 restated	114,532	9,603	1,231	125,366
FY12 Total %	91.4%	7.6%	1.0%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

Total assets - Shareholders assets 30 June 2013	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	3,095	-	3,095
Interests in joint ventures and associates	-	-	363	363
Property and equipment	126	63	-	189
Investment property	259	-	-	259
Loans	17,564	4,086	-	21,650
Financial investments
Debt securities	61,805	-	-	61,805
Equity securities	1,095	-	-	1,095
Other investments	2,280	-	-	2,280
Reinsurance assets	-	5,431	-	5,431
Deferred tax assets	-	-	247	247
Current tax assets	-	-	96	96
Receivables and other financial assets	-	5,404	-	5,404
Deferred acquisition costs and other assets	-	5,409	-	5,409
Prepayments and accrued income	-	1,752	-	1,752
Additional impairment to write down the disposal group to fair value less costs to sell	-	(2,450)	-	(2,450)
Cash and cash equivalents	10,412	-	-	10,412
Total	93,541	22,790	706	117,037
Total %	79.9%	19.5%	0.6%	100.0%
Assets of operations classified as held for sale	32,099	5,256	27	37,382
Total (excluding assets held for sale)	61,442	17,534	679	79,655
Total % (excluding assets held for sale)	77.1%	22.0%	0.9%	100.0%
FY12 restated	92,736	21,906	767	115,409
FY12 Total %	80.4%	19.0%	0.6%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with the fair value methodology disclosed in Note B17 in the consolidated financial statements (IFRS section).
Financial assets of operations classified as held for sale have been analysed by underlying financial assets in the following tables.

	Fair value hierarchy
Investment property and financial assets - total 30 June 2013	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment property	-	9,838	-	9,838	-	(6)	9,832
Loans	-	18,489	-	18,489	9,520	(3,784)	24,225
Debt securities	110,516	41,445	9,507	161,468	-	(33,079)	128,389
Equity securities	34,110	76	485	34,671	-	(107)	34,564
Other investments (including derivatives)	22,743	5,781	2,891	31,415	-	(1,698)	29,717
Assets of operations classified as held for sale	-	-	-	-	-	38,674	38,674
Total	167,369	75,629	12,883	255,881	9,520	-	265,401
Total %	63.0%	28.5%	4.9%	96.4%	3.6%	-	100.0%
Assets of operations classified as held for sale	2,231	31,884	833	34,948	3,726	-	38,674
Total (excluding assets held for sale)	165,138	43,745	12,050	220,933	5,794	-	226,727
Total % (excluding assets held for sale)	72.8%	19.3%	5.3%	97.4%	2.6%	-	100.0%
FY12 restated	162,731	78,396	13,440	254,567	8,961	-	263,528
FY12 Total %	61.8%	29.7%	5.1%	96.6%	3.4%	-	100.0%

At 30 June 2013, the proportion of total financial assets and investment property classified as Level 1 in the fair value hierarchy has increased slightly to 63.0% (FY12: 61.8%). Level 2 and Level 3 financial investments, loans and investment properties have reduced marginally to 28.5% (FY12: 29.7%) and 4.9% (FY12: 5.1%), respectively. Excluding assets classified as held for sale, the proportion of Level 1 assets at 30 June 2013 increases to 72.8% with Level 2 assets reducing to 19.3% reflecting the impact of the higher proportion of Level 2 debt securities within the US business (see D3.3.1).

D3 - Analysis of asset quality
The analysis of assets that follows provides information about the assets held by the Group. The amounts in individual line items below may differ from those presented in the IFRS section of this document, as it includes assets which are held for sale.

D3.1 - Investment property

	30 June 2013				Restated 31 December 2012
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Leased to third parties under operating leases	-	9,819	-	9,819	-	9,946	-	9,946
Vacant investment property/held for capital appreciation	-	19	-	19	-	11	-	11
Total	-	9,838	-	9,838	-	9,957	-	9,957
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	6	-	6	-	18	-	18
Total (excluding assets held for sale)	-	9,832	-	9,832	-	9,939	-	9,939
Total % (excluding assets held for sale)	-	100.0%	-	100.0%	-	100.0%	-	100.0%
	30 June 2013				Restated 31 December 2012
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Leased to third parties under operating leases	-	249	-	249	-	243	-	243
Vacant investment property/held for capital appreciation	-	10	-	10	-	10	-	10
Total	-	259	-	259	-	253	-	253
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%
Assets of operations classified as held for sale	-	6	-	6	-	6	-	6
Total (excluding assets held for sale)	-	253	-	253	-	247	-	247
Total % (excluding assets held for sale)	-	100.0%	-	100.0%	-	100.0%	-	100.0%

97.4% (FY12: 97.5%) of total investment properties by value are held in unit-linked or participating funds. Shareholder exposure to investment properties is principally through investments in Property Limited Partnerships (PLPs). Depending on the Group's interest in these PLPs, its investments are classified as either interests in joint ventures, unit trusts or consolidated as a subsidiary, in which case the underlying investment properties held by the PLP are included on the balance sheet.
Investment properties are stated at their market values as assessed by qualified external independent valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, lease expiry or break option taking into consideration lease incentives, assuming no future growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. The basis of valuation therefore naturally falls to be classified as Level 2. Valuations are typically undertaken on a quarterly (and in some cases monthly) basis.
99.8% (FY12: 99.9%) of total investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3 - Analysis of asset quality continued

D3.2 - Loans

The Group loan portfolio is principally made up of:
•	Policy loans which are generally collateralised by a lien or charge over the underlying policy;

•	Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;

•	Mortgage loans collateralised by property assets; and

•	Other loans, which include loans to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
For certain mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. The mortgage loans are not traded in active markets. These investments are valued using internal models with market observable inputs such as current property values and credit assumptions, which support classification as Level 2.
Loans - Total 30 June 2013	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	United States £m	Total £m
Policy loans	28	855	-	31	437	1,351
Loans and advances to banks	4,413	-	-	-	-	4,413
Mortgage loans	18,679	1	-	-	3,345	22,025
Other loans	94	38	86	-	2	220
Total	23,214	894	86	31	3,784	28,009
Total %	82.9%	3.2%	0.3%	0.1%	13.5%	100.0%
Assets of operations classified as held for sale	-	-	-	-	3,784	3,784
Total (excluding assets held for sale)	23,214	894	86	31	-	24,225
Total % (excluding assets held for sale)	95.8%	3.7%	0.4%	0.1%	-	100.0%
FY12 Total	23,562	862	83	30	3,397	27,934
FY12 Total %	84.3%	3.1%	0.3%	0.1%	12.2%	100.0%
Loans - Shareholder assets 30 June 2013	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	United States £m	Total £m
Policy loans	8	12	-	10	244	274
Loans and advances to banks	249	-	-	-	-	249
Mortgage loans	17,755	-	-	-	3,178	20,933
Other loans	94	12	86	-	2	194
Total	18,106	24	86	10	3,424	21,650
Total %	83.6%	0.1%	0.5%	-	15.8%	100.0%
Assets of operations classified as held for sale	-	-	-	-	3,424	3,424
Total (excluding assets held for sale)	18,106	24	86	10	-	18,226
Total % (excluding assets held for sale)	99.3%	0.1%	0.5%	0.1%	-	100.0%
FY12 Total	18,558	14	83	31	3,081	21,767
FY12 Total %	85.2%	0.1%	0.4%	0.1%	14.2%	100.0%

The value of the Group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 30 June 2013 stood at £28.0 billion (FY12: £27.9 billion), an increase of £0.1 billion. Excluding assets held for sale, the Group's loan portfolio amounts to £24.2 billion.
The total shareholder exposure to loans decreased to £21.6 billion (FY12: £21.8 billion), and represented 77% of the total loan portfolio, with the remaining 23% split between participating funds (£5.9 billion) and policyholder assets (£0.5 billion).
Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 79% (FY12: 79%) is invested in mortgage loans.

D3 - Analysis of asset quality continued

D3.2 - Loans continued
Mortgage loans - Shareholder assets

30 June 2013	United Kingdom & Ireland £m	United States £m	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	3,156	-	3,156
- Commercial	8,371	3,178	11,549
- Healthcare	4,064	-	4,064
	15,591	3,178	18,769
Securitised mortgage loans	2,164	-	2,164
Total	17,755	3,178	20,933
Assets of operations classified as held for sale	-	3,178	3,178
Total (excluding assets held for sale)	17,755	-	17,755
FY12 Total	18,211	2,859	21,070

The Group's mortgage loan portfolio spans several business units, primarily in the UK and USA, and across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva's shareholder exposure to mortgage loans accounts for 97% of total shareholder asset loans. This section focuses on explaining the shareholder risk within these exposures.

United Kingdom & Ireland
(Non-securitised mortgage loans)

Residential
The UK non-securitised residential mortgage portfolio has a total current value of £3.2 billion (FY12: £3.2 billion). Movements during the period include £195 million of new loans and accrued interest, £38 million of redemptions and £198 million of fair value losses. These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the low relative levels of equity released in each property, they predominantly have a Loan to Value ("LTV") of below 70%, and the average LTV across the portfolio is approximately 29.8% (FY12: 29.6%).

Healthcare
Primary Healthcare & PFI businesses loans included within shareholder assets are £4.1 billion (FY12: £4.1 billion) and are secured against General Practitioner premises, other primary health related premises or other emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
On a market value basis, we estimate the average LTV of these mortgages to be 91%, although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be lower risk.

Commercial
Gross exposure by loan to value and arrears is shown in the table below.

Shareholder assets

30 June 2013	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Not in arrears	142	168	616	766	1,401	1,268	392	791	947	1,384	7,875
0 - 3 months	-	-	-	-	-	82	-	-	-	-	82
3 - 6 months	-	-	-	-	-	32	67	2	-	-	101
6 - 12 months	-	-	-	-	-	56	1	3	-	-	60
> 12 months	-	-	-	-	-	151	102	-	-	-	253
Total	142	168	616	766	1,401	1,589	562	796	947	1,384	8,371

Of the total £8.4 billion of UK non-securitised commercial mortgage loans in the shareholder fund, £8.1 billion are held by our UK Life business to back annuity liabilities, and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods.
Aviva UK General Insurance hold the remaining £0.3 billion of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.

D3 - Analysis of asset quality continued
D3.2 - Loans continued
For the commercial mortgages held by the UK Life and UK General Insurance business, loan service collection ratios, a key indicator of mortgage portfolio performance, decreased slightly during the period. Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, decreased to 1.37x (FY12: 1.40x). Mortgage LTVs decreased during the half year from 95% to 91% (CRAV basis) largely due to an increase in gilt spot rates (on average 42bps) causing the value of the mortgage assets to decrease, (average property values have fallen c0.6% since end 2012).
All loans in arrears have been assessed for impairment. Of the £496 million (FY12: £446 million) value of all loans in arrears included within our shareholder assets, the interest and capital amount in arrears is only £4.1 million.
Although portfolio level metrics are stable or improved, reflecting the quality of new lending, there has been a rise in impairments, restructuring of loans and requests for forbearance. These relate to loans made prior to the current financial downturn, with particular exposure to the retail sector in the north of England. As a result we have increased allowances on commercial mortgages (including healthcare and PFI mortgages) to £1.5 billion (FY12: £1.2 billion including an implicit reinvestment risk margin of £0.2 billion) against the risk of default on our riskier mortgages. This includes a net increase of £0.3 billion and explicit recognition of the £0.2 billion margin previously held implicitly. For the mortgages with an LTV of greater than 100% there is negative equity at today's property prices of circa £1.3 billion compared with the underlying value of the properties. The provision of £1.5 billion therefore would be available to contribute to this amount.
The valuation allowance (including supplementary allowances) of £1.5 billion made in the UK Life business for commercial mortgages, including healthcare and PFI mortgages, held by Aviva Annuity UK Limited and carried at fair value equates to 128 bps at 30 June 2013 (FY12: 89 bps).
The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare and PFI mortgages, is £2.2 billion (FY12: £2.0 billion - including the implicit margin of £0.2 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio.
In addition, we hold £127 million (FY12: £118 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.
The UK portfolio remains diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over assets within the borrower companies.
If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the higher recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) should result in the economic exposure being significantly lower than the gross exposure reported above.

Securitised mortgage loans
Funding for the securitised residential mortgage assets (£2.2 billion) was obtained by issuing loan note securities. Of these loan notes approximately £260 million are held by Aviva shareholder funds. The remainder are held by third parties external to Aviva. As any cash shortfall arising once all mortgages have redeemed is borne by the loan note holders, the majority of the credit risk of these mortgages is borne by third parties. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

United States
(Non-securitised mortgage loans)
Commercial
Gross exposure by loan to value and arrears is shown in the table below.

Shareholder assets

30 June 2013	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Neither past due nor impaired	10	-	3	-	3	15	39	135	543	2,429	3,177
0 - 3 months	-	-	-	-	-	-	-	-	-	-	-
3 - 6 months	-	-	-	-	-	-	-	-	-	-	-
6 - 12 months	-	-	-	-	-	-	-	-	-	1	1
> 12 months	-	-	-	-	-	-	-	-	-	-	-
Total	10	-	3	-	3	15	39	135	543	2,430	3,178

Aviva USA currently holds £3.2 billion (FY12: £2.9 billion) of commercial mortgages included within shareholder assets. These mortgages continue to perform well, reflecting:
■ Low underwriting LTVs (shall not exceed 80% at the time of issuance), and consequently a portfolio with an average LTV of 61% (FY12: 61%);
■ A highly diversified portfolio, with strong volumes in many states with more stable economies and related real estate values; and
■ Strong LIC ratios, with 96% of the loans having an LIC above 1.4x, and 0.9% with LIC below 1.0x.

As at 30 June 2013, the actual amount of interest payments in arrears was £1 million.

D3 - Analysis of asset quality continued
D3.3 - Financial investments

	30 June 2013				Restated 31 December 2012
Financial investments - Total	Cost/ amortised cost £m	Unrealised gains £m	Impairments and unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairments and unrealised losses £m	Fair value £m
Debt securities	150,832	13,599	(2,963)	161,468	147,822	16,439	(2,030)	162,231
Equity securities	30,155	6,578	(2,062)	34,671	31,453	5,067	(2,177)	34,343
Other investments	30,743	2,513	(1,841)	31,415	27,946	2,063	(1,149)	28,860
Total	211,730	22,690	(6,866)	227,554	207,221	23,569	(5,356)	225,434
Assets of operations classified as held for sale	33,094	3,193	(1,403)	34,884	32,834	3,762	(181)	36,415
Total (excluding assets held for sale)	178,636	19,497	(5,463)	192,670	174,387	19,807	(5,175)	189,019

Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders.
The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
The Group also holds equities, the majority of which are held in participating funds and policyholder funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds. The vast majority of equity investments are valued at quoted market prices.

D3.3.1 - Debt securities

	Fair value hierarchy
Debt securities - Shareholder assets 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	3,916	140	-	4,056
Non-UK Government	7,459	4,517	37	12,013
Europe	6,638	426	37	7,101
North America	481	3,724	-	4,205
Asia Pacific & Other	340	367	-	707
Corporate bonds - Public utilities	2,869	3,186	20	6,075
Corporate convertible bonds	-	73	53	126
Other corporate bonds	9,527	23,989	431	33,947
Other	1,556	3,992	40	5,588
Total	25,327	35,897	581	61,805
Total %	41.0%	58.1%	0.9%	100.0%
Assets of operations classified as held for sale	296	29,217	248	29,761
Total (excluding assets held for sale)	25,031	6,680	333	32,044
Total % (excluding assets held for sale)	78.1%	20.8%	1.1%	100.0%
FY12 restated	25,046	36,234	427	61,707
FY12 Total %	40.6%	58.7%	0.7%	100.0%

0.9%(FY12: 0.7%) of shareholder exposure to debt securities and 1.1% excluding assets held for sale is fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
41.0% (FY12: 40.6%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as Fair Value Level 1. The majority of the debt instruments in Level 2 are held by our US and Canadian businesses. These debt instruments are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our US and Canadian businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 87.2% (FY12: 84.3%); while excluding assets held for sale (including our US business) 78.1% of shareholder debt securities are classified as Level 1.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Shareholder assets 2013	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	3,813	44	-	-	184	4,041
UK local authorities	-	11	-	-	-	4	15
Non-UK Government	4,647	4,513	1,058	1,692	51	52	12,013
	4,647	8,337	1,102	1,692	51	240	16,069
Corporate
Public utilities	23	146	3,600	2,020	65	221	6,075
Convertibles and bonds with warrants	-	-	19	107	-	-	126
Other corporate bonds	1,836	2,951	11,836	11,487	1,484	4,353	33,947
	1,859	3,097	15,455	13,614	1,549	4,574	40,148
Certificates of deposits	-	-	-	6	141	204	351
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	47	21	-	-	-	-	68
RMBS1 agency	773	-	-	-	-	-	773
	820	21	-	-	-	-	841
CMBS2	1,659	486	265	269	128	-	2,807
ABS3	322	297	122	15	59	10	825
CDO (including CLO)4	-	-	-	-	8	-	8
ABCP5	30	-	-	-	-	23	53
	2,011	783	387	284	195	33	3,693
Wrapped credit	1	15	260	77	36	46	435
Other	29	16	78	57	75	13	268
Total	9,367	12,269	17,282	15,730	2,047	5,110	61,805
Total %	15.2%	19.9%	28.0%	25.5%	3.2%	8.2%	100.0%
Assets of operations classified as held for sale	3,288	3,227	8,988	10,414	1,501	2,343	29,761
Total (excluding assets held for sale)	6,079	9,042	8,294	5,316	546	2,767	32,044
Total % (excluding assets held for sale)	19.0%	28.2%	25.9%	16.6%	1.7%	8.6%	100.0%
FY12 restated	12,288	8,877	17,780	15,424	1,924	5,414	61,707
FY12 Total %	19.9%	14.4%	28.8%	25.0%	3.1%	8.8%	100.0%

1 RMBS - Residential Mortgage Backed Security.
2 CMBS - Commercial Mortgage Backed Security.
3 ABS - Asset Backed Security.
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5 ABCP - Asset Backed Commercial Paper.

The overall quality of the book remains strong, despite the continuing downgrade activity by the major rating agencies during the period. 26% of shareholder exposure to debt securities is in government holdings (FY12: 25%). Our corporate debt securities portfolio represents 65% (FY12: 66%) of total shareholder debt securities.
The majority of non-rated corporate bonds are held by our businesses in the UK and US.
At 30 June 2013, the proportion of our shareholder debt securities that are investment grade remained stable at 88.6%
(FY12: 88.1%). The remaining 11.4% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 3.2% are debt securities that are rated as below investment grade;

■ 3.5% are US private placements which are not rated by the major rating agencies, but are rated as investment grade by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency; and,

■ 4.7% are not rated by the major rating agencies or the NAIC.
Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
The majority of the Residential Mortgage-Backed Securities (RMBS) are U.S. investments and over 89% of this exposure is backed by one of the U.S. Government Sponsored Entities (GSEs) including Fannie Mae and Freddie Mac which, under the conservatorship arrangements implemented in September 2008, have an implicit guarantee, although they are not expressly backed by the full faith and credit of the U.S. Government.
The Group has extremely limited exposure to CDOs, CLOs and 'Sub-prime' debt securities.
Asset backed securities (ABS) are held primarily by our UK (£519 million) and US (£305 million) businesses. 91.6% of the Group's shareholder holdings in ABS are investment grade. ABS that either have a rating below BBB or are not rated represent approximately 0.1% of shareholder exposure to debt securities.

D3 - Analysis of asset quality continued
D3.3.2 - Equity securities

	30 June 2013				Restated 31 December 2012
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	3	-	-	3	18	-	-	18
Banks, trusts and insurance companies	131	58	328	517	644	72	327	1,043
Industrial miscellaneous and all other	227	-	16	243	112	-	12	124
Non-redeemable preferred shares	332	-	-	332	323	-	-	323
Total	693	58	344	1,095	1,097	72	339	1,508
Total %	63.3%	5.3%	31.4%	100.0%	72.7%	4.8%	22.5%	100.0%
Assets of operations classified as held for sale	1	56	3	60	11	61	-	72
Total (excluding assets held for sale)	692	2	341	1,035	1,086	11	339	1,436
Total % (excluding assets held for sale)	66.9%	0.2%	32.9%	100.0%	75.6%	0.8%	23.6%	100.0%

63.3% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (FY12: 72.7%). The decrease in Level 1 shareholder equity securities reflects the sale of our holding in Delta Lloyd during the period. Excluding assets of operations classified as held for sale, 66.9% of shareholder exposure is to equities that are Level 1 (FY12: 75.6%).
Shareholder investments include a strategic holding in Italian banks of £294 million (£150 million, net of any non-controlling interest share in the Group companies that own the investments).

D3.3.3 - Other investments
	30 June 2013				Restated 31 December 2012
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholders assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	196	50	436	682	261	22	416	699
Derivative financial instruments	70	1,175	11	1,256	174	896	47	1,117
Deposits with credit institutions	128	11	26	165	143	11	26	180
Minority holdings in property management undertakings	-	116	-	116	-	115	-	115
Other	10	-	51	61	10	-	47	57
Total	404	1,352	524	2,280	588	1,044	536	2,168
Total %	17.7%	59.3%	23.0%	100.0%	27.1%	48.2%	24.7%	100.0%
Assets of operations classified as held for sale	70	996	440	1,506	169	658	396	1,223
Total (excluding assets held for sale)	334	356	84	774	419	386	140	945
Total % (excluding assets held for sale)	43.2%	46.0%	10.8%	100.0%	44.4%	40.8%	14.8%	100.0%

In total 77.0% (FY12: 75.3%) of shareholder other investments, are classified as Level 1 or 2 in the fair value hierarchy.
The unit trusts and other investment vehicles invest in a variety of assets, which can include cash equivalents, debt, equity and property securities. Excluding assets classified as held for sale, 89.2% of shareholder exposure is to other investments that are Level 1 or 2.

D3.3.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
The total impairment expense for the six months to 30 June 2013 for AFS debt securities was £7 million (FY12: £12 million). The total AFS impairment expense relates to corporate bonds that are not yet in default but showed continued deterioration in market value from the previous impairment value.
Total unrealised losses on AFS debt securities, equity securities and other investments at 30 June 2013 were £1,175 million (FY12: £74 million), £3 million (FY12: £nil) and £12 million (FY12: £5 million) respectively. This increase includes an unrealised loss on AFS debt securities of £1,169 million attributable to the US operations of the Group, and is a result of a significant increase in the 10 year Treasury yield curve rate, which has adversely affected the value of the Groups' investments in US debt securities.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.5 - Exposures to peripheral European countries

Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.9 billion (FY12: £4.9 billion). Gross of non-controlling interests, 94% of our shareholder asset exposure to Italy arises from the investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)
	Participating		Shareholder		Total
	30 June 2013 £bn	31 December 2012 £bn	30 June 2013 £bn	31 December 2012 £bn	30 June 2013 £bn	31 December 2012 £bn
Greece	-	-	-	-	-	-
Ireland	0.4	0.4	-	-	0.4	0.4
Portugal	0.3	0.3	-	-	0.3	0.3
Italy	4.5	4.5	0.4	0.4	4.9	4.9
Spain	0.8	0.9	0.5	0.5	1.3	1.4
Total Greece, Ireland, Portugal, Italy and Spain	6.0	6.1	0.9	0.9	6.9	7.0

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	30 June 2013 £bn	31 December 2012 £bn	30 June 2013 £bn	31 December 2012 £bn	30 June 2013 £bn	31 December 2012 £bn
Greece	-	-	-	-	-	-
Ireland	0.4	0.4	-	-	0.4	0.4
Portugal	0.2	0.3	-	-	0.2	0.3
Italy	8.6	8.5	0.6	0.6	9.2	9.1
Spain	1.2	1.3	0.9	0.9	2.1	2.2
Total Greece, Ireland, Portugal, Italy and Spain	10.4	10.5	1.5	1.5	11.9	12.0

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.6 - Non UK Government debt securities (gross of non-controlling interests)

	Policyholder		Participating		Shareholder		Total
Non UK Government Debt Securities	30 June 2013 £m	Restated 31 December 2012 £m	30 June 2013 £m	Restated 31 December 2012 £m	30 June 2013 £m	Restated 31 December 2012 £m	30 June 2013 £m	Restated 31 December 2012 £m
Austria	10	14	705	634	161	123	876	771
Belgium	31	45	1,441	1,343	287	172	1,759	1,560
France	137	191	10,312	9,076	1,657	1,944	12,106	11,211
Germany	140	220	2,163	2,394	748	957	3,051	3,571
Greece	1	-	3	-	-	-	4	-
Ireland	28	35	363	363	-	26	391	424
Italy	251	265	8,615	8,521	575	617	9,441	9,403
Netherlands	56	69	1,262	1,200	309	228	1,627	1,497
Poland	627	673	923	1,014	419	445	1,969	2,132
Portugal	1	-	242	257	-	-	243	257
Spain	41	37	1,174	1,319	908	854	2,123	2,210
European Supranational debt	100	136	2,641	2,928	1,419	1,470	4,160	4,534
Other European countries	326	244	822	651	618	421	1,766	1,316
Europe	1,749	1,929	30,666	29,700	7,101	7,257	39,516	38,886
Canada	13	19	190	196	2,445	2,517	2,648	2,732
United States	140	139	58	56	1,760	1,665	1,958	1,860
North America	153	158	248	252	4,205	4,182	4,606	4,592
Singapore	9	7	401	453	279	276	689	736
Sri Lanka	3	1	4	3	-	-	7	4
Other	707	637	1,622	1,315	428	393	2,757	2,345
Asia Pacific and other	719	645	2,027	1,771	707	669	3,453	3,085
Total	2,621	2,732	32,941	31,723	12,013	12,108	47,575	46,563
Assets of operations classified as held for sale	7	197	1,684	556	2,169	2,274	3,860	3,027
Total (excluding assets held for sale)	2,614	2,535	31,257	31,167	9,844	9,834	43,715	43,536

At 30 June 2013, the Group's total government (non-UK) debt securities stood at £47.6 billion (FY12: £46.6 billion), an increase of £1.0 billion. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £12.0 billion (FY12: £12.1 billion). The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to French (13.8%), German (6.2%), Spanish (7.6%) and Italian (4.8%) government debt securities.
The participating funds exposure to (non-UK) government debt amounts to £32.9 billion (FY12: £31.7 billion), an increase of £1.2 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds, are to the (non-UK) government debt securities of France (31.3%), Italy (26.2%), Germany (6.6%), Belgium (4.4%), Spain (3.6%), Netherlands (3.8%) and Poland (2.8%).

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.7 - Exposure to worldwide bank debt securities

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
30 June 2013	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.2	-	0.2
France	0.2	-	0.2	3.7	0.9	4.6
Germany	-	0.1	0.1	0.5	0.7	1.2
Ireland	-	0.1	0.1	-	-	-
Italy	-	0.1	0.1	0.3	-	0.3
Netherlands	0.4	0.2	0.6	1.9	0.2	2.1
Portugal	-	-	-	-	-	-
Spain	0.7	0.1	0.8	0.9	0.1	1.0
United Kingdom	0.6	0.4	1.0	0.8	1.0	1.8
United States	1.4	0.9	2.3	1.0	0.1	1.1
Other	0.6	0.5	1.1	2.0	0.9	2.9
Total	3.9	2.4	6.3	11.3	3.9	15.2
Assets of operations classified as held for sale	1.2	1.0	2.2	-	-	-
Total (excluding assets held for sale)	2.7	1.4	4.1	11.3	3.9	15.2
FY12 Total	4.2	2.3	6.5	11.7	3.9	15.6

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £6.3 billion. The majority of our holding (61.9%) is in senior debt. The primary exposures are to US (36.5%) and UK (15.9%) banks.
Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £15.2 billion. The majority of the exposure (74.3%) is in senior debt. Participating funds are the most exposed to French (30.3%), Dutch (13.8%) and UK (11.8%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
30 June 2013	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.2	-	0.2
France	0.2	-	0.2	4.1	1.0	5.1
Germany	-	0.1	0.1	0.6	0.7	1.3
Ireland	-	0.1	0.1	-	-	-
Italy	0.1	0.1	0.2	0.7	0.1	0.8
Netherlands	0.4	0.2	0.6	2.0	0.3	2.3
Portugal	-	-	-	-	-	-
Spain	1.0	0.1	1.1	1.2	0.1	1.3
United Kingdom	0.6	0.4	1.0	0.9	1.1	2.0
United States	1.4	0.9	2.3	2.3	0.1	2.4
Other	0.6	0.5	1.1	2.5	0.9	3.4
Total	4.3	2.4	6.7	14.5	4.3	18.8
Assets of operations classified as held for sale	1.2	1.0	2.2	-	-	-
Total (excluding assets held for sale)	3.1	1.4	4.5	14.5	4.3	18.8
FY12 Total	4.9	2.4	7.3	13.3	4.4	17.7

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £6.7 billion. The majority of our holding (64.2%) is in senior debt. The primary exposures are to US (34.3%), Spanish (16.4%) and UK (14.9%) banks.
Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £18.8 billion. The majority of the exposure (77.1%) is in senior debt. Participating funds are the most exposed to French (27.1%), US (12.8%), Dutch (12.2%) and UK (10.6%) banks.

D4 - Pension fund assets

In addition to the assets recognised directly on the Group's statement of financial position outlined in the disclosures above, the Group is also exposed to the ''Plan assets'' that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position.

Plan assets comprise

	30 June 2013				31 December 2012
	United Kingdom £m	Ireland £m	Canada £m	Total £m	United Kingdom £m	Ireland £m	Canada £m	Total £m
Equities	920	96	80	1,096	909	87	92	1,088
Bonds	8,961	259	142	9,362	8,867	260	121	9,248
Property	996	13	-	1,009	914	12	-	926
Other	839	54	24	917	957	47	15	1,019
Total	11,716	422	246	12,384	11,647	406	228	12,281

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a diversified portfolio, consisting primarily of debt securities, equity securities and property.

Main UK Scheme
Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme's surplus or deficit of assets compared with its liabilities.
The principal risks to which the scheme assets are exposed are interest rate, inflation and equity markets. These are actively mitigated, for example, by using inflation and interest rate swaps. Additionally, the exposure to equities has been reduced over time. There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.
Refer to Note B15 for details on the movements in the main schemes' surpluses and deficits.

D5 - Available funds

To ensure access to liquidity as and when needed, the Group maintains £1.5 billion of undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit ratings of Aviva plc's commercial paper programmes. The expiry profile of the undrawn committed central borrowing facilities is as follows:

30 June 2013	£m
Expiring within one year	300
Expiring beyond one year	1,200
Total	1,500

D6 - Guarantees

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

VNB & Sales analysis

E1 - Trend analysis of VNB (continuing operations1) - cumulative

								Growth on 2Q12 YTD
Gross of tax and non-controlling interests	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	Sterling %	Local currency %
United Kingdom	81	182	288	420	108	211	16%	16%
Ireland	(2)	(6)	(11)	(8)	(1)	1	117%	117%
United Kingdom & Ireland	79	176	277	412	107	212	20%	20%
France	35	62	84	119	39	86	39%	34%
Poland	10	18	23	35	10	21	17%	10%
Italy	9	14	19	29	4	6	(57)%	(59)%
Spain	14	21	32	56	5	13	(38)%	(40)%
Turkey	6	13	20	30	10	20	54%	53%
Other Europe	-	2	2	2	1	1	(50)%	(47)%
Europe	74	130	180	271	69	147	13%	9%
Asia - excluding Malaysia and Sri Lanka	14	29	46	55	19	41	41%	37%
Value of new business - pro forma basis	167	335	503	738	195	400	19%	18%
Effect of disposals (Malaysia and Sri Lanka)	2	8	8	8	1	1	(88)%	(88)%
Total	169	343	511	746	196	401	17%	15%

1 Following the announced disposal of US Life, it is no longer being managed on a MCEV basis and it is no longer included in covered business.

E2 - Trend analysis of VNB (continuing operations1) - discrete

								Growth on 1Q13
Gross of tax and non-controlling interests	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	Sterling %	Local currency %
United Kingdom	81	101	106	132	108	103	(5)%	(5)%
Ireland	(2)	(4)	(5)	3	(1)	2	300%	300%
United Kingdom & Ireland	79	97	101	135	107	105	(2)%	(2)%
France	35	27	22	35	39	47	21%	21%
Poland	10	8	5	12	10	11	10%	10%
Italy	9	5	5	10	4	2	(50)%	(50)%
Spain	14	7	11	24	5	8	60%	60%
Turkey	6	7	7	10	10	10	-	1%
Other Europe	-	2	-	-	1	-	(100)%	(100)%
Europe	74	56	50	91	69	78	13%	13%
Asia - excluding Malaysia and Sri Lanka	14	15	17	9	19	22	16%	15%
Value of new business - pro forma basis	167	168	168	235	195	205	5%	5%
Effect of disposals (Malaysia and Sri Lanka)	2	6	-	-	1	-	(100)%	(100)%
Total	169	174	168	235	196	205	5%	5%

1 Following the announced disposal of US Life, it is no longer being managed on a MCEV basis and it is no longer included in covered business.

E3 - Trend analysis of PVNBP (continuing operations1) - cumulative

								Growth on 2Q12 YTD
Present value of new business premiums2	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	Sterling %	Local currency %
Life and pensions business
United Kingdom	2,430	5,387	8,002	10,410	2,336	4,441	(18)%	(18)%
Ireland	199	342	469	632	117	225	(34)%	(36)%
United Kingdom & Ireland	2,629	5,729	8,471	11,042	2,453	4,666	(19)%	(19)%
France	1,092	1,944	2,671	3,638	1,245	2,373	22%	18%
Poland	107	201	274	373	123	227	13%	7%
Italy	673	1,259	1,603	1,971	614	1,305	4%	-
Spain	402	705	934	1,295	375	641	(9)%	(12)%
Turkey	68	141	212	312	135	253	79%	77%
Other Europe	56	108	132	158	20	20	(81)%	(82)%
Europe	2,398	4,358	5,826	7,747	2,512	4,819	11%	7%
Asia	442	913	1,367	1,765	488	861	(6)%	(8)%
Other business3	13	30	79	92	4	7	(77)%	(77)%
Total life and pensions	5,482	11,030	15,743	20,646	5,457	10,353	(6)%	(8)%
Investment sales4	949	1,934	3,400	4,586	1,134	2,498	29%	27%
Total long-term savings sales	6,431	12,964	19,143	25,232	6,591	12,851	(1)%	(3)%

1 Following the announced disposal of US Life, it is no longer being managed on a MCEV basis and it is no longer included in covered business.

2 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions, Russia up to the date of disposal in April 2013 and the Czech Republic, Hungary and Romania Life up to the date of disposal in July 2012.

4 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

E4 - Trend analysis of PVNBP (continuing operations1) - discrete

								Growth on 1Q13
Present value of new business premiums2	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	Sterling %	Local currency %
Life and pensions business
United Kingdom	2,430	2,957	2,615	2,408	2,336	2,105	(10)%	(10)%
Ireland	199	143	127	163	117	108	(8)%	(8)%
United Kingdom & Ireland	2,629	3,100	2,742	2,571	2,453	2,213	(10)%	(10)%
France	1,092	852	727	967	1,245	1,128	(9)%	(9)%
Poland	107	94	73	99	123	104	(15)%	(15)%
Italy	673	586	344	368	614	691	13%	13%
Spain	402	303	229	361	375	266	(29)%	(29)%
Turkey	68	73	71	100	135	118	(13)%	(12)%
Other Europe	56	52	24	26	20	-	(100)%	(100)%
Europe	2,398	1,960	1,468	1,921	2,512	2,307	(8)%	(8)%
Asia	442	471	454	398	488	373	(24)%	(24)%
Other business3	13	17	49	13	4	3	(25)%	(25)%
Total life and pensions	5,482	5,548	4,713	4,903	5,457	4,896	(10)%	(10)%
Investment sales4	949	985	1,466	1,186	1,134	1,364	20%	20%
Total long-term savings sales	6,431	6,533	6,179	6,089	6,591	6,260	(5)%	(5)%

1 Following the announced disposal of US Life, it is no longer being managed on a MCEV basis and it is no longer included in covered business.

2 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions, Russia up to the date of disposal in April 2013 and the Czech Republic, Hungary and Romania Life up to the date of disposal in July 2012.

4 Investment sales are calculated as new single premium plus the annualised value of new regular premiums.

E5 - Trend analysis of PVNBP by product (continuing operations1) - cumulative

								Growth on 2Q12 YTD
Present value of new business premiums2	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	Sterling %	Local currency %
Life and pensions business
Pensions	1,251	2,762	3,963	5,158	1,322	2,479	(10)%	(10)%
Annuities	662	1,555	2,459	3,211	630	1,217	(22)%	(22)%
Bonds	128	253	322	379	33	59	(77)%	(77)%
Protection	300	608	920	1,228	253	504	(17)%	(17)%
Equity release	89	209	338	434	98	182	(13)%	(13)%
United Kingdom	2,430	5,387	8,002	10,410	2,336	4,441	(18)%	(18)%
Ireland	199	342	469	632	117	225	(34)%	(36)%
United Kingdom & Ireland	2,629	5,729	8,471	11,042	2,453	4,666	(19)%	(19)%
Savings	1,038	1,842	2,541	3,462	1,169	2,235	21%	17%
Protection	54	102	130	176	76	138	35%	31%
France	1,092	1,944	2,671	3,638	1,245	2,373	22%	18%
Pensions	180	311	430	672	246	409	32%	28%
Savings	994	1,836	2,337	2,888	882	1,770	(4)%	(7)%
Annuities	11	18	25	39	11	17	(6)%	(9)%
Protection	121	249	363	510	128	250	-	(3)%
Poland, Italy, Spain and Other	1,306	2,414	3,155	4,109	1,267	2,446	1%	(2)%
Europe	2,398	4,358	5,826	7,747	2,512	4,819	11%	7%
Asia	442	913	1,367	1,765	488	861	(6)%	(8)%
Other business3	13	30	79	92	4	7	(77)%	(77)%
Total life and pensions sales	5,482	11,030	15,743	20,646	5,457	10,353	(6)%	(8)%

1 Following the announced disposal of US Life, it is no longer being managed on a MCEV basis and it is no longer included in covered business.

2 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions, Russia up to the date of disposal in April 2013 and the Czech Republic, Hungary and Romania Life up to the date of disposal in July 2012.

E6 - Trend analysis of PVNBP by product (continuing operations1) - discrete

								Growth on 1Q13
Present value of new business premiums2	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	Sterling %	Local currency %
Life and pensions business
Pensions	1,251	1,511	1,201	1,195	1,322	1,157	(12)%	(12)%
Annuities	662	893	904	752	630	587	(7)%	(7)%
Bonds	128	125	69	57	33	26	(21)%	(21)%
Protection	300	308	312	308	253	251	(1)%	(1)%
Equity release	89	120	129	96	98	84	(14)%	(14)%
United Kingdom	2,430	2,957	2,615	2,408	2,336	2,105	(10)%	(10)%
Ireland	199	143	127	163	117	108	(8)%	(8)%
United Kingdom & Ireland	2,629	3,100	2,742	2,571	2,453	2,213	(10)%	(10)%
Savings	1,038	804	699	921	1,169	1,066	(9)%	(9)%
Protection	54	48	28	46	76	62	(18)%	(18)%
France	1,092	852	727	967	1,245	1,128	(9)%	(9)%
Pensions	180	131	119	242	246	163	(34)%	(33)%
Savings	994	842	501	551	882	888	1%	1%
Annuities	11	7	7	14	11	6	(45)%	(45)%
Protection	121	128	114	147	128	122	(5)%	(4)%
Poland, Italy, Spain and Other	1,306	1,108	741	954	1,267	1,179	(7)%	(7)%
Europe	2,398	1,960	1,468	1,921	2,512	2,307	(8)%	(8)%
Asia	442	471	454	398	488	373	(24)%	(24)%
Other business3	13	17	49	13	4	3	(25)%	(25)%
Total life and pensions sales	5,482	5,548	4,713	4,903	5,457	4,896	(10)%	(10)%

1 Following the announced disposal of US Life, it is no longer being managed on a MCEV basis and it is no longer included in covered business.

2 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions, Russia up to the date of disposal in April 2013 and the Czech Republic, Hungary and Romania Life up to the date of disposal in July 2012.

E7 - Trend analysis of Investment sales (continuing operations1) - cumulative

							Growth on 2Q12 YTD
Investment Sales	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	Sterling %	Local Currency %
United Kingdom & Ireland	432	823	1,269	1,730	305	841	2%	2%
Aviva Investors	479	1,043	2,038	2,727	787	1,563	50%	45%
Asia	38	68	93	129	42	94	38%	34%
Total investment sales	949	1,934	3,400	4,586	1,134	2,498	29%	27%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

E8 - Trend analysis of Investment sales (continuing operations1) - discrete

							Growth on 1Q13
Investment Sales	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	Sterling %	Local Currency %
United Kingdom & Ireland	432	391	446	461	305	536	76%	76%
Aviva Investors	479	564	995	689	787	776	(1)%	(1)%
Asia	38	30	25	36	42	52	24%	24%
Total investment sales	949	985	1,466	1,186	1,134	1,364	20%	20%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

E9 - Trend analysis of general insurance and health net written premiums - cumulative

							Growth on 2Q12 YTD
	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	Sterling %	Local currency %
General insurance
United Kingdom	974	2,087	3,091	4,062	923	1,963	(6)%	(6)%
Ireland	82	174	252	326	71	146	(16)%	(19)%
United Kingdom & Ireland	1,056	2,261	3,343	4,388	994	2,109	(7)%	(7)%
Europe	410	726	982	1,295	435	764	5%	2%
Canada	454	1,081	1,635	2,176	470	1,126	4%	3%
Asia	6	11	17	22	3	7	(36)%	(38)%
Other	40	51	53	67	20	20	(61)%	(61)%
	1,966	4,130	6,030	7,948	1,922	4,026	(3)%	(4)%
Health insurance
United Kingdom	120	255	389	528	138	289	13%	13%
Ireland	40	57	76	102	36	52	(9)%	(12)%
United Kingdom & Ireland	160	312	465	630	174	341	9%	9%
Europe	83	123	161	218	89	135	10%	6%
Asia	27	50	79	98	35	47	(6)%	(7)%
	270	485	705	946	298	523	8%	6%
Total	2,236	4,615	6,735	8,894	2,220	4,549	(1)%	(3)%

E10 - Trend analysis of general insurance and health net written premiums - discrete

							Growth on 1Q13
	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	Sterling %	Local currency %
General insurance
United Kingdom	974	1,113	1,004	971	923	1,040	13%	13%
Ireland	82	92	78	74	71	75	6%	6%
United Kingdom & Ireland	1,056	1,205	1,082	1,045	994	1,115	12%	12%
Europe	410	316	256	313	435	329	(24)%	(24)%
Canada	454	627	554	541	470	656	40%	40%
Asia	6	5	6	5	3	4	33%	33%
Other	40	11	2	14	20	-	(100)%	(100)%
	1,966	2,164	1,900	1,918	1,922	2,104	9%	9%
Health insurance
United Kingdom	120	135	134	139	138	151	9%	9%
Ireland	40	17	19	26	36	16	(56)%	(56)%
United Kingdom & Ireland	160	152	153	165	174	167	(4)%	(4)%
Europe	83	40	38	57	89	46	(48)%	(48)%
Asia	27	23	29	19	35	12	(66)%	(66)%
	270	215	220	241	298	225	(24)%	(24)%
Total	2,236	2,379	2,120	2,159	2,220	2,329	5%	5%

End of part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 August , 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary